SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

On October 26, 2012, ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) entered into an underwriting agreement (the “Underwriting Agreement”) with Cowen and Company, LLC, and Craig-Hallum Capital Group LLC (the “Underwriters”), and ThaiLin Semiconductor Corp., a subsidiary of ChipMOS (“ThaiLin”), and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) (ThaiLin and Siliconware Precision collectively are referred to as the “Selling Shareholders”). The Underwriting Agreement provides for an underwritten public offering of 2,500,000 shares (the “Shares”) of the Company’s common shares, par value US$0.04 per share, of which 1,700,000 shares are being sold by ThaiLin and 800,000 shares are being sold by Siliconware Precision. The offering price to the public is US$10.10 per share. The Underwriters have agreed to purchase the Shares from the Selling Shareholders pursuant to the Underwriting Agreement at a price of US$9.4435 per share. Under the terms of the Underwriting Agreement, ThaiLin has granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 300,000 shares of the Company’s common shares.

The Shares are being sold pursuant to a registration statement on Form F-3 that the Company previously filed with the Securities and Exchange Commission (the “SEC”), which was declared effective on September 5, 2012 (File No. File No. 333-181367), and a registration statement on Form F-3 pursuant to Rule 462(b) under the Securities Act of 1933, which became effective on October 26, 2012 (File No. 333-184603). A prospectus supplement relating to the offering has been filed with the SEC. The closing of the offering and delivery of the Shares are expected to take place on October 31, 2012, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement is filed as Exhibit 1.1 to this Report on Form 6-K, and is incorporated herein by this reference. This Report on Form 6-K provides only a brief description of the material terms of the Underwriting Agreement. It is not a complete description of the Company’s, the Underwriters’ and the Selling Shareholders’ rights and obligations contained in the Underwriting Agreement and is qualified in its entirety by reference to this exhibit.

The legal opinion of Appleby relating to the Shares, including Appleby’s related consent, is filed as Exhibit 5.1 to this Report on Form 6-K, and is incorporated herein by this reference.

On October 25, 2012, the Company issued a press release announcing the intended public offering by the Selling Shareholders of the Company’s common shares. On October 26, 2012, the Company issued a press release announcing the pricing of the Shares described above. These press releases are furnished respectively as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K.

This Report on Form 6-K will be hereby incorporated by reference into the registration statements on Form F-3 of the Company (File Nos. 333-181367) and will be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 26, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated October 26, 2012, among ChipMOS TECHNOLOGIES (Bermuda) LTD., and as Underwriters, Cowen and Company, LLC, and Craig-Hallum Capital Group LLC, and as Selling Shareholders, ThaiLin Semiconductor Corp. and Siliconware Precision Industries Co., Ltd.

5.1	Opinion of Appleby

23.1	Consent of Appleby (included in Exhibit 5.1)

99.1	Press release dated October 25, 2012

99.2	Press release dated October 26, 2012

Exhibit 1.1

2,500,000 Common Shares

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNDERWRITING AGREEMENT

October 26, 2012

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

-and-

Craig-Hallum Capital Group LLC

222 South Ninth Street

Suite 350

Minneapolis, Minnesota 55402

Ladies and Gentlemen:

Certain shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company incorporated in Bermuda (the “Company”), identified on Schedule II attached hereto (the “Selling Shareholders”), severally propose to sell to Cowen and Company, LLC and Craig-Hallum Capital Group LLC, as underwriters (the “Underwriters”), an aggregate of 2,500,000 shares (the “Firm Shares”) of the Company’s common shares, par value U.S.$0.04 per share (the “Common Shares”), in the respective amounts set forth opposite their respective names on Schedule II hereto. In addition, ThaiLin Semiconductor Corp. (“ThaiLin”), as a Selling Shareholder, proposes to grant to the Underwriters an option to purchase up to an additional 300,000 Common Shares (the “Option Shares” and together with the Firm Shares, the “Shares”) from ThaiLin for the purpose of covering over-allotments in connection with the sale of the Firm Shares.

In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1. Representations and Warranties of the Company and the Selling Shareholders.

(a) The Company represents and warrants to the Underwriters as follows:

(i) A registration statement on Form F-3 (File No. 333-181367) in respect of the Shares, including a form of prospectus (the “Base Prospectus”), has been prepared and filed by the Company, in conformity with the requirements of the Securities Act of 1933, as amended (the “Act”) and the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) thereunder and become effective under the Act on September 5, 2012. The Company and the transactions contemplated by this Agreement meet the requirements and comply with the conditions for the use of Form F-3. Copies of such registration statement, including any amendments thereto, the Base Prospectus, as supplemented by any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act, and including the documents incorporated in the Base Prospectus by reference (a “Preliminary Prospectus”), and the exhibits, financial statements and schedules to such registration statement, in each case as finally amended and revised, have heretofore been delivered by the Company to the Underwriters. Such registration statement is herein referred to as the “Registration Statement,” which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or 430C under the Act and contained in the Prospectus referred to below, has become effective under the Act and no post-effective amendment to the Registration Statement has been filed as of the date of this Agreement. Any registration statement filed by the Company pursuant to Rule 462(b) under the Act is called the “Rule 462(b) Registration Statement,” and from and after the date and time of filing of the Rule 462(b) Registration Statement, the term “Registration Statement” shall include the Rule 462(b) Registration Statement. “Prospectus” means the form of prospectus relating to the Shares first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act and in accordance with Section 4(a)(i) hereof. Any reference herein to the Registration Statement, the Rule 462(b) Registration Statement any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein, and, in the case of any reference herein to the Prospectus, also shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Shares by the Underwriters.

(ii) As of the Applicable Time (as defined below) and as of the Closing Date and the Option Closing Date (as such dates are hereinafter defined), neither (a) the General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time, the Statutory Prospectus (as defined below), and the pricing information set forth on Schedule IV, all considered together (collectively, the “General Disclosure Package”), nor (b) any individual Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus (as defined below), in reliance upon, and in conformity with, (x) written information furnished to the Company by or on behalf of the Underwriters, specifically for use therein, it being understood and agreed that the only such information is described in Section 15(a) herein and (y) written information furnished to the Company by or on behalf of the Selling Shareholders, specifically for use therein, it being understood and agreed that the only such information is described in Section 15(b) herein. As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 8:00 a.m. (New York time) on the date of this Agreement or such other time as agreed to by the Company and the Underwriters.

“Delivery Date” shall mean the Closing Date or the Option Closing Date (as such dates are hereinafter defined), as the case may be, as defined in Section 2 below.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule III to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Act.

“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus (including Permitted Free Writing Prospectuses as defined below).

“Statutory Prospectus” means the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

(iii) The Company and each of its subsidiaries have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation (to the extent good standing is recognized in such jurisdictions), are duly qualified to do business and are in good standing as foreign corporations in each jurisdiction in which their respective ownership or lease (to the extent that good standing is recognized in such jurisdiction) of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or be in good standing (if applicable), individually or in the aggregate, would not have a material adverse effect on the general affairs, management, consolidated financial position, shareholders’ equity, business prospects or results of operations of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

(iv) Reserved.

(v) Each of the Company’s subsidiaries is not currently prohibited or otherwise restricted, directly or indirectly, from paying any dividends to the Company or to any other intermediate holding company of such subsidiary, except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(vi) Other than as set forth in the Registration Statement, General Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the issued Common Shares may under the current laws and regulations of Bermuda be paid in U.S. dollars or any other currency and may be freely transferred out of Bermuda, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in Bermuda and without the necessity of obtaining any consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any court or governmental agency or body or any shares exchange authorities in Bermuda having jurisdiction over the Company or any of its subsidiaries or any of their properties (hereinafter referred to as “Governmental Authorizations”).

(vii) The authorized share capital of the Company conforms to the description thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; no class of authorized share capital, other than the Common Shares, is issued and outstanding.

(viii) The Company has an authorized share capital as set forth in the Registration Statement, General Disclosure Package and the Prospectus, and all of the issued Common Shares have been duly and validly issued, are fully paid and non-assessable and conform to the description thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; and all of the issued shares of capital shares of each subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company, to the extent set forth in the Registration Statement, General Disclosure Package and the Prospectus, free and clear of all liens, encumbrances, equities or claims, except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(ix) The Shares to be sold by the Selling Shareholders to the Underwriters hereunder have been duly and validly authorized and issued, fully paid and non-assessable and the delivery of such Shares will not be subject to any preemptive or similar rights; the Shares will conform to the descriptions thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; except as described in the Registration Statement, General Disclosure Package and the Prospectus, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue Common Shares.

(x) This Agreement has been duly authorized, executed and delivered by the Company.

(xi) The Commission has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Shares, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company’s knowledge, threatened by the Commission. The Registration Statement and the General Disclosure Package contain, and the Prospectus and any amendments or supplements thereto will contain, all statements which are required to be stated therein by, and will conform to, the requirements of the Act and the Rules and Regulations. The documents incorporated, or to be incorporated, by reference in the Prospectus, at the time filed with the Commission conformed or will conform, in all respects to the requirements of the Securities Exchange Act of 1934 (“Exchange Act”) or the Act, as applicable, and the rules and regulations of the Commission thereunder. The Registration Statement and any amendment thereto do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. The Prospectus and any amendments and supplements thereto do not contain, and will not contain, any untrue statement of a material fact; and do not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement, the General Disclosure Package or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, (a) written information furnished to the Company by or on behalf of the Underwriters, specifically for use therein, it being understood and agreed that the only such information is that described in Section 15(a) herein and (b) written information furnished to the Company by or on behalf of the Selling Shareholders, specifically for use therein, it being understood and agreed that the only such information is described in Section 15(b) herein.

(xii) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Underwriters that the Company did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference and any Prospectus Supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Underwriters specifically for use therein.

(xiii) The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Act and consistent with Section 5 below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b)(2) and 433(d) under the Act.

(xiv) The execution, delivery and performance of this Agreement and each of the other documents to be entered into in connection with this transaction by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have a Material Adverse Effect, nor will such actions result in any violation of the provisions of the memorandum of association or by-laws of the Company or any of the governing documents of any of its subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have a Material Adverse Effect; and except for the registration of the Shares under the Act and the Rules and Regulations and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and the rules and regulations promulgated thereunder, the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”), filing of the Form F-3 with the Registrar of Companies of Bermuda and applicable state securities laws and foreign securities laws in connection with the purchase and distribution of the Shares by the Underwriters, no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body is required for the execution, delivery and performance of this Agreement or any of the other documents to be entered into in connection with this transaction by the Company and the consummation of the transactions contemplated hereby and thereby except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(xv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.

(xvi) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Shares as contemplated by the Registration Statement.

(xvii) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not sold or issued any Common Shares or any securities convertible into or exchangeable for Common Shares during the six-month period preceding the date of the Prospectus, including any sales pursuant to Rule 144A under, or Regulations D or S of, the Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(xviii) Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included in the Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Registration Statement, General Disclosure Package and the Prospectus or that do not have or would not be reasonably expected to have a Material Adverse Effect; and, since such date, there has not been any change in the capital shares or long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, consolidated financial position, shareholders’ equity, results of operations, or business prospects of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Registration Statement, General Disclosure Package and the Prospectus.

(xix) Moore Stephens (“Moore Stephens HK”), who has certified certain financial statements of the Company, whose report appears in the Registration Statement, General Disclosure Package and the Prospectus and who has delivered the initial letter referred to in Section 7(k) hereof, are independent registered public accountants with respect to the Company as required by the Act, the Rules and Regulations, and the applicable Rules and Regulations and the Public Company Accounting Oversight Board (United States) (“PCAOB”).

(xx) All financial statements of the Company certified by Moore Stephens HK and which appear in the Registration Statement, General Disclosure Package and the Prospectus have been reviewed by Moore Stephens, P.C. New York (“Moore Stephens NY”) and Moore Stephens NY has delivered a written report to Moore Stephen HK which states that in the opinion of Moore Stephens NY, the audit conducted by Moore Stephens HK was conducted in accordance with the generally accepted auditing standards in the Republic of China (“ROC”) or ROC GAAP which differs in certain material respects from US GAAP and that the reconciliation of the underlying financial statements was prepared in conformity with generally accepted accounting principles in the United States.

(xxi) The audited consolidated financial statements (and the notes and schedules thereto) of the Company and its subsidiaries included in the Registration Statement, General Disclosure Package and the Prospectus present fairly in all material respects the financial conditions and results of operation of the Company and its subsidiaries as of the dates indicated and the results of operations and changes in financial position of the Company and its subsidiaries for the periods specified, and such financial statements have been prepared in conformity with ROC GAAP applied on a consistent basis throughout the periods involved (other than as described therein); the unaudited consolidated interim financial information (as amended and included in the Prospectus Supplement, including the Registration Statement, General Disclosure Package and the Prospectus), present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.

(xxii) The Company and each of its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except such as are described in the Registration Statement, General Disclosure Package and the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and all real property and other assets held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(xxiii) The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent and customary for companies of similar size engaged in similar businesses in similar industries and whose operations are primarily located in the same jurisdiction.

(xxiv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, the Company and each of its subsidiaries own or possess the legal rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses necessary to conduct their respective businesses as presently conducted, and have not received any notice of any claim of conflict with, any such rights of others, which notice or claim remains in dispute and which is reasonably likely to have a Material Adverse Effect.

(xxv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would be reasonably expected to have a Material Adverse Effect; and to the best of the Company’s knowledge, no such proceedings are threatened by governmental authorities or others.

(xxvi) Except as otherwise described in the Registration Statement, General Disclosure Package and the Prospectus, each of the Company and its subsidiaries has such certificates, authorizations, licenses, concessions, approvals, orders or permits issued by the appropriate regulatory agencies or bodies necessary to own, lease or license, as the case may be, and to operate their properties and to conduct the businesses now conducted by the Company and its subsidiaries in the manner described in the Registration Statement, General Disclosure Package and the Prospectus, except to the extent that the failure to have any such certificate, authorization, license, concession, approval, order to permit would not have a Material Adverse Effect.

(xxvii) No labor disturbance by the employees of the Company exists or, to the knowledge of the Company, is imminent, which would be reasonably expected to have a Material Adverse Effect.

(xxviii) The Company is not in material violation of any provision of the Employee Retirement Income Security Act of 1974, as amended, or the rules and regulations promulgated thereunder.

(xxix) Except as otherwise described in the Registration Statement, General Disclosure Package and the Prospectus, the Company and its subsidiaries have filed with the appropriate taxing authorities all material Tax Returns (as defined below) required to be filed through the date hereof and has paid all taxes shown as due thereon other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings; such Tax Returns are each true, correct and complete in all material respects; and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company have any knowledge of any tax deficiency which, if determined adversely to the Company or any of its subsidiaries, would be reasonably expected to have) a Material Adverse Effect. The term “Tax Returns” means any return or report regarding taxes supplied by the Company or any of its subsidiaries to a taxing authority in the ROC, the People’s Republic of China (“PRC”), Hong Kong Special Administrative Region of the PRC (“Hong Kong”), Bermuda or the United States.

(xxx) This Agreement is in proper legal form under the laws of Bermuda for the enforcement thereof, and the Shares to be transferred and delivered pursuant to this Agreement have been duly and validly issued under the laws of Bermuda, and to ensure the legality, validity, enforceability and admissibility into evidence in Bermuda of this Agreement or any other document, it is not necessary that this Agreement or any other document be filed or recorded with any court or other authority in Bermuda.

(xxxi) Since the date as of which information is given in the Registration Statement, General Disclosure Package and the Prospectus through the date hereof, neither the Company nor any of its subsidiaries has (i) issued or granted any securities, other than those issued pursuant to effective employee benefit plans, qualified stock option plans or other employee compensation plan or pursuant to outstanding options, rights or warrants , (ii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations which were incurred in the ordinary course of business, (iii) entered into any material transaction not in the ordinary course of business or (iv) declared or paid any dividend on its capital shares.

(xxxii) Each of the Company and its subsidiaries maintains internal accounting controls which provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management’s authorization and (D) the recorded accountability for its assets is compared with existing assets at reasonable intervals.

(xxxiii) Other than as described in the Registration Statement, General Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries (i) is in violation of its charter or by-laws or other governing documents, (ii) is in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation in any respect of any law, ordinance, governmental rule, regulation or court decree to which it or its property or assets may be subject or has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business; other than any such conflicts, breaches, violations or defaults with respect to (i), (ii) and (iii) above which, individually or in the aggregate, would not have a Material Adverse Effect.

(xxxiv) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(xxxv) Except as set forth in the Registration Statement, General Disclosure Package and the Prospectus, the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the environment or use, disposal or release or protection of human exposure to hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxvi) In the ordinary course of its business, each of the Company and its subsidiaries conducts periodic reviews of the effect of any and all Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxvii) Neither the Company nor any of its subsidiaries is, or, as of the Delivery Date after giving effect to the offering and sale of the Shares and the application of the net proceeds therefrom as described in the Registration Statement, General Disclosure Package and the Prospectus, will be required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxxviii) The Company is not and is not likely to become a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.

(xxxix) On or prior to the Delivery Date, each of the documents to be entered into in connection with the transactions contemplated hereby (other than this Agreement) will have been duly authorized, executed and delivered by the Company in substantially the form previously provided to the Underwriters and will in all material respects conform to the descriptions thereof in the Registration Statement, General Disclosure Package and the Prospectus.

(xl) Neither the Company nor any of its subsidiaries has taken, nor will they take, directly or indirectly, any action designed to or which has constituted or which might be reasonably expected to cause or result in the stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Shares in violation of the Act or the Rules and Regulations (it being understood that no representation, warranty or undertaking is made regarding the Underwriters).

(xli) Except for this Agreement, there are no contracts, agreements, or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(xlii) The Registration Statement and its filing with the Commission, and the Prospectus have been duly authorized by and on behalf to the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

(xliii) The Company has validly appointed CT Corporation System as its authorized agent for service of process pursuant to this Agreement and in connection with the Registration Statement.

(xliv) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the Company’s annual reports on Form 20-F are being prepared; (ii) have been evaluated for effectiveness as of December 31, 2011; and (iii) are effective in all material respects to perform the functions for which they were established.

(xlv) Based on the evaluation of its disclosure controls and procedures, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(xlvi) Since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(xlvii) The Company (i) has a non-affiliate, public common equity float of at least $100 million as of a date within 60 days of the date of this Agreement and annual trading volume of at least three million shares for the continuous 12-month period ending on the date of this Agreement and (ii) has been subject to the Exchange Act reporting requirements for a period of at least 36 months.

(xlviii) The Shares have been approved for listing on the NASDAQ Capital Market.

(b) Each Selling Shareholder represents and warrants as follows in Sections 1(b)(i) through 1(b)(viii) below, and ThaiLin represents and warrants as follows in Section 1(b)(ix) below:

(i) Such Selling Shareholder now has and at the Closing Date (as such date is hereinafter defined) and the Option Closing Date (as such date is hereinafter defined), as the case may be, will have good and marketable title to the Shares to be sold by such Selling Shareholder, free and clear of any liens, encumbrances, equities and claims, and full right, power and authority to effect the sale and delivery of such Shares; and upon the delivery of, against payment for, such Shares pursuant to this Agreement, the Underwriters will acquire good and marketable title thereto, free and clear of any liens, encumbrances, equities and claims.

(ii) Such Selling Shareholder has full right, power and authority to execute and deliver this Agreement. This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder. The execution and delivery of this Agreement and the consummation by such Selling Shareholder of the transactions herein contemplated and the fulfillment by such Selling Shareholder of the terms hereof will not require any consent, approval, authorization, or other order of any court, regulatory body, administrative agency or other governmental body (except as may be required under the Act, state securities laws or Blue Sky laws) and will not result in a breach of any of the terms and provisions of, or constitute a default under, organizational documents of such Selling Shareholder, if not an individual, or any indenture, mortgage, deed of trust or other agreement or instrument to which such Selling Shareholder is a party (except such breach or default of any indenture, mortgage, deed or trust, instrument, or agreement as would not reasonably be expected to materially impair the ability of such Selling Shareholder to consummate the transactions herein contemplated), or any violation of any order, rule or regulation applicable to such Selling Shareholder of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction over such Selling Shareholder other than any such breach, default or violation that would not have a material adverse effect on the ability of such Selling Shareholder consummate the transactions contemplated under this Agreement.

(iii) Such Selling Shareholder has not taken and will not take, directly or indirectly, any action designed to, or which has constituted, or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of the Common Shares and, other than as permitted by the Act, such Selling Shareholder will not distribute any prospectus or other offering material in connection with the offering of the Shares.

(iv) The information pertaining to such Selling Shareholder under the caption “Selling Shareholders” in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is complete and accurate in all material respects.

(v) No consent, approval or waiver is required under any instrument or agreement to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or under which he or it is entitled to any right or benefit, in connection with the offering, sale or purchase by the Underwriters of any of the Shares which may be sold by such Selling Shareholder under this Agreement or the consummation by such Selling Shareholder of any of the other transactions contemplated hereby.

(vi) To such Selling Shareholder’s knowledge, there are no affiliations or associations between any member of FINRA and such Selling Shareholder or any affiliate of such Selling Shareholder, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus.

(vii) None of the sale, transfer or delivery to the Underwriters of the Shares is subject to any tax imposed on such Selling Shareholder by Bermuda or the British Virgin Islands (the “BVI”), or any political subdivision thereof.

(viii) Subject to the applicable laws governing the service of process in the ROC and the BVI, the Selling Shareholder has validly appointed CT Corporation System as its authorized agent for service of process pursuant to this Agreement and in connection with the Registration Statement.

(ix) ThaiLin represents and warrants that ThaiLin has no knowledge that any of the representations or warranties of the Company set forth in Section 1(a) above are untrue or inaccurate in any respect. For purposes of this Section 1(b)(ix) the term “knowledge” means the actual knowledge of the incumbent president of ThaiLin as of the date hereof, Mr. Lafair Cho.

2. Purchase, Sale and Delivery of Shares.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the conditions herein set forth, the Selling Shareholders severally agree to sell to the Underwriters, and the Underwriters agree, severally and not jointly, to purchase from the Selling Shareholders, at a price of $9.4435 per share (the “Purchase Price”), the respective number of Firm Shares set forth opposite the names of the Underwriters in Schedule I hereto.

(b) Payment for the Firm Shares to be sold hereunder is to be made in Federal (same day) funds to an account designated by the Selling Shareholders for the shares to be sold by the Selling Shareholders against delivery of certificates therefor to the Underwriters. Such payment and delivery are to be made through the facilities of The Depository Trust Company at 10:00 a.m., New York time, on the third business day after the date of this Agreement or at such other time and date not later than five business days thereafter as the Underwriters and the Selling Shareholders shall agree upon, such time and date being herein referred to as the “Closing Date.” (As used herein, “business day” means a day on which each of the NASDAQ Capital Market is open for trading and on which banks in New York are open for business and not permitted by law or executive order to be closed.)

(c) For the purpose of covering any over-allotments in connection with the distribution and sale of the Firm Shares as contemplated by the Prospectus, the Underwriters may purchase all or less than all of the Option Shares. The price per share to be paid for the Option Shares shall be the Purchase Price. ThaiLin agrees to sell to the Underwriters the number of Option Shares specified in the written notice delivered by the Underwriters to ThaiLin described below and the Underwriters agree, severally and not jointly, to purchase such Option Shares. Such Option Shares shall be purchased from ThaiLin for the account of each Underwriter in the same proportion as the number of Firm Shares set forth opposite such Underwriter’s name on Schedule I bears to the total number of Firm Shares. The option granted hereby may be exercised by written notice as to all or any part of the Option Shares at any time, and from time to time, not more than thirty (30) days subsequent to the date of this Agreement. No Option Shares shall be sold and delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered. The right to purchase the Option Shares or any portion thereof may be surrendered and terminated at any time upon notice by the Underwriters to ThaiLin.

(d) The option granted hereby may be exercised by written notice being given to ThaiLin by the Underwriters setting forth the number of Option Shares to be purchased by the Underwriters and the date and time for delivery of and payment for the Option Shares. Each date and time for delivery of and payment for the Option Shares (which may be the Closing Date, but not earlier) is herein called the “Option Closing Date” and, with respect to any Option Shares delivered pursuant to a written notice given after the Closing Date, shall in no event be earlier than three (3) business days nor later than five (5) business days after such written notice is given.

(e) Payment for the Option Shares to be sold hereunder is to be made in Federal (same day) funds to an account designated by ThaiLin for the shares to be sold by ThaiLin against delivery of certificates therefor to the Underwriters. Such payment and delivery are to be made through the facilities of The Depository Trust Company at 10:00 a.m., New York time, on the Option Closing Date.

3. Offering by the Several Underwriters.

It is understood that the Underwriters are to make a public offering of the Shares as soon as they deem it advisable to do so. The Shares are to be initially offered to the public at the initial public offering price set forth in the Registration Statement, General Disclosure Package, and the Prospectus. The Underwriters may from time to time thereafter change the public offering price and other selling terms.

4. Covenants of the Company and the Selling Shareholders.

(a) The Company covenants and agrees with the Underwriters that:

(i) The Company will (A) prepare the Rule 462(b) Registration Statement, if necessary, in a form approved by the Underwriters and file such Rule 462(b) Registration Statement with the Commission by 10:00 P.M., New York time, on the date hereof, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Rules and Regulations, (B) prepare and timely file with the Commission under Rule 424(b) (without reliance on Rule 424(b)(8)) under the Act a Prospectus in a form approved by the Underwriters containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act, (C) not file any amendment to the Registration Statement or distribute an amendment or supplement to the General Disclosure Package or the Prospectus or document incorporated by reference therein of which the Underwriters shall not previously have been advised and furnished with a copy or to which the Underwriters shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations and (D) file on a timely basis all reports required to be filed by the Company with the Commission pursuant to the Exchange Act subsequent to the date of the Prospectus and prior to the termination of the offering of the Shares by the Underwriters.

(ii) The Company will advise the Underwriters promptly (A) when any post-effective amendment to the Registration Statement or new registration statement relating to the Shares shall have become effective, or any supplement to the Prospectus shall have been filed, (B) of the receipt of any comments from the Commission, (C) of any request of the Commission for amendment of the Registration Statement or the filing of a new registration statement or any amendment or supplement to the General Disclosure Package or the Prospectus or any document incorporated by reference therein or otherwise deemed to be a part thereof or for any additional information, and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or such new registration statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act.

(iii) For a period of 60 days from the date of the Prospectus, not to, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Shares or securities convertible into or exchangeable for Common Shares (other than the Shares and (a) shares issued pursuant to employee benefit plans, qualified shares option plans or other employee compensation plans existing on the date hereof, (b) shares issued upon conversion of outstanding debt securities existing on the date hereof, (c) shares issued upon exercise of outstanding options, warrants or rights existing on the date hereof and (d) shares issued pursuant to any technology license agreement, strategic alliance or joint venture existing on the date hereof), or sell or grant options, rights or warrants with respect to any Common Shares or securities convertible into or exchangeable for Common Shares (other than the grant of options pursuant to option plans existing on the date hereof), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, in each case without the prior written consent of the Underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 60 restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 60 restricted period, the Company announces that it will release earnings results during the 16-day period following the last day of the 60 restricted period, then in each case the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless the Underwriters waive, in writing, such extension. The Company will cause each person listed in Exhibit B hereto to furnish to the Underwriters, prior to the Closing Date, a letter, substantially in the form of Exhibit A hereto.

(iv) The Company will cooperate with the Underwriters in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Underwriters may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Underwriters may reasonably request for distribution of the Shares.

(v) The Company will deliver to, or upon the order of, the Underwriters, from time to time, as many copies of any Preliminary Prospectus or any Issuer Free Writing Prospectus as it may reasonably request. The Company will deliver to, or upon the order of the Underwriters, during the period when delivery of a Prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) (the “Prospectus Delivery Period”) is required under the Act, as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as the Underwriters may reasonably request. The Company will deliver to the Underwriters at or before the Closing Date, four signed (facsimiles versions) copies of the Registration Statement and all amendments thereto including all exhibits filed therewith, and will deliver to the Underwriters such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as the Underwriters may reasonably request.

(vi) The Company will comply with the Act and the Rules and Regulations, and the Exchange Act, and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Prospectus. If during the period in which a prospectus (or, in lieu thereof, the notice referred to under the Registration Statement, the General Disclosure Package and the Rule 173(a) under the Act) is required by law to be delivered by the Underwriters or a dealer, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Company promptly will either (i) prepare and file with the Commission an appropriate amendment to the Registration Statement or supplement to the Prospectus or (ii) prepare and file with the Commission an appropriate filing or submission under the Exchange Act which shall be incorporated by reference in the Prospectus so that the Prospectus as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.

(vii) If the General Disclosure Package is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i) prepare, file with the Commission (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Commission an appropriate filing or submission under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(viii) The Company will make generally available to its security holders and deliver to the Underwriters as soon as it is practicable to do so, but in any event not later than 12 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement (which need not be audited) in reasonable detail, complying with the requirements of Section 11(a) of the Act and the Rule 158 under the Act and will advise the Underwriters in writing when such statement has been so made available.

(ix) Prior to the Closing Date, the Company will furnish to the Underwriters, as soon as it has been prepared by or is available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement and the Prospectus.

(x) The Company will use its reasonable efforts to maintain the listing of the Shares on the NASDAQ Capital Market.

(xi) In any suit in a court of competent jurisdiction (whether in the United States or any other jurisdiction) seeking enforcement of this Agreement or provisions of this Agreement, (i) if the plaintiffs therein seek a judgment in United States dollars, the Company will not interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currency, and (ii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in foreign currency linked, for the period from entry of such judgment until actual payment thereof in full has been made, to the changes in the foreign currency-United Sates dollar exchange rate, the Company will no interpose any defense or objection to or otherwise oppose inclusion of such linkage in any such judgment (except to comply with any applicable law); and the Company agrees that it will not initiate or seek to initiate any action, suit or proceeding, in Bermuda or in any other jurisdiction other than the United States, seeking damages or for the purpose of obtaining any injunction or declaratory judgment against the enforcement of, or a declaratory judgment concerning any alleged breach by the Company of or other claim by the Underwriters in respect of, this Agreement or any of the Underwriters’ rights under this Agreement, including without limitation any action, suit or proceeding challenging the enforceability of or seeking to invalidate in any respect the submission by the Company hereunder to the jurisdiction of federal or New York state courts or the designation of the laws of the State of New York as the law applicable to this Agreement.

(xii) If any payment of any sum due under this Agreement from the Company is made to or received by any of the Underwriters or any controlling person of any of the Underwriters in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the Company under this Agreement shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Underwriters or such controlling persons, as the case may be, in accordance with normal bank procedures, are able to lawfully purchase with such amount of such other currency on the business day immediately following the day on which such party receives such payment; and to the extent that the Underwriters or such controlling persons are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Company to the Underwriters or such controlling persons, as the case may be, the Company shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Agreement.

(b) Each Selling Shareholder covenants and agrees with the Underwriters that:

(i) No offering, sale, short sale or other disposition of any Common Shares or other capital stock of the Company or other securities convertible, exchangeable or exercisable for Common Shares or derivative of Common Shares owned by such Selling Shareholder or request the registration for the offer or sale of any of the foregoing (or as to which such Selling Shareholder has the right to direct the disposition of) will be made for a period of 60 days after the date of this Agreement, directly or indirectly, by such Selling Shareholder otherwise than hereunder or with the prior written consent of the Underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 60 restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 60 restricted period, the Company announces that it will release earnings results during the 16-day period following the last day of the 60 restricted period, then in each case the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless the Underwriters waive, in writing, such extension.

(ii) In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 and the Interest and Dividend Tax Compliance Act of 1983 with respect to the transactions herein contemplated, such Selling Shareholder agrees to deliver to the Underwriters prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-8 or W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

(iii) Such Selling Shareholder will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or would reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

(iv) Such Selling Shareholder agrees that it will not prepare or have prepared on its behalf or use or refer to, any “free writing prospectus” (as defined in Rule 405 under the Act), and agrees that it will not distribute any written materials in connection with the offer or sale of the Shares.

(v) During the Prospectus Delivery Period, such Selling Shareholder will advise the Underwriters promptly, and will confirm such advice in writing to the Underwriters, of any change in the information relating to such Selling Shareholder in the Registration Statement, the Prospectus or any document comprising the General Disclosure Package.

5. Free Writing Prospectuses.

Each of the Company, the Selling Shareholders and the Underwriters represents and agrees that, unless it obtains the prior consent of the other parties, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus”, as defined in Rule 405 under the Act. Any such free writing prospectus consented to pursuant to the preceding sentence is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus”, as defined under Rule 433 under the Act, and has complied with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. The Underwriters covenant to the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Underwriters that otherwise would not be required to be filed by the Company thereunder, but for the actions of the Underwriters.

6. Costs and Expenses.

(a) Except as otherwise provided herein, the Company shall pay all costs, expenses and fees incident to the performance of its obligations under this Agreement including, without limiting the generality of the foregoing, the following: accounting fees of the Company; the fees and disbursements of counsel for the Company; the cost of printing and delivering to, or as requested by, the Underwriters copies of the Registration Statement, Preliminary Prospectuses, the Issuer Free Writing Prospectuses, the Prospectus, this Agreement, the Listing Application with the NASDAQ Capital Market, the Blue Sky Survey and any supplements or amendments thereto; the filing fees of the Commission; the filing fees and expenses (including legal fees and disbursements) incident to securing any required review by FINRA of the terms of the sale of the Shares; the Listing Fee of the NASDAQ Capital Market; the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Shares made by the Underwriters caused by a breach of the representation in Section 1(a)(ii); and the expenses (including legal fees and disbursements) incurred in connection with the qualification of the Shares under State securities or Blue Sky laws.

(b) To the extent any of the costs, expenses and fees referred to in Section 6(a) have been paid by the Company, ThaiLin shall reimburse the Company on a pro rata basis based upon the number of Shares sold by ThaiLin.

(c) ThaiLin shall reimburse the Underwriters for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing their obligations hereunder in an amount not to exceed $150,000.

(d) The Selling Shareholders shall pay all of their costs, expenses and fees incident to the performance of their obligations under this Agreement. Any transfer taxes imposed on the sale of the Shares to the Underwriters will be paid by the Selling Shareholders.

(e) Notwithstanding anything to the contrary in this Section 6, if this Agreement shall not be consummated because the conditions in Section 7 hereof are not satisfied, or because this Agreement is terminated by the Underwriters pursuant to Sections 10 or 13 hereof, or by reason of any failure, refusal or inability on the part of the Company or the Selling Shareholders to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on their part to be performed, (i) ThaiLin shall reimburse the Underwriters for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing their obligations hereunder in an amount not to exceed $150,000 and (ii) ThaiLin shall reimburse the Company for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing its obligations hereunder in an amount not to exceed $150,000; provided, however, that in no event shall ThaiLin in any event be liable to the Underwriters for damages on account of loss of anticipated profits from the sale by them of the Shares.

7. Conditions of the Several Underwriters’ Obligations.

The obligations of the several Underwriters to purchase the Firm Shares on the Closing Date and the Option Shares on the Option Closing Date (if other than the Closing Date), as the case may be, are subject to the accuracy, as of the Applicable Time or the Closing Date or Option Closing Date, as the case may be, of the representations and warranties of the Company and the Selling Shareholders contained herein, and to the performance by the Company and the Selling Shareholders of their covenants and obligations hereunder and to the following additional conditions:

(a) The Registration Statement and all post-effective amendments thereto shall have become effective and the Rule 462(b) Registration Statement, the Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus required shall have been filed as required by Rules 424(b) (without reliance on Rule 424(b)(8)), 430A, 430B, 430C, 433 or 462(b) under the Act, as applicable, within the time period prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration Statement or otherwise) shall have been disclosed to the Underwriters and complied with to its reasonable satisfaction. No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company or the Selling Shareholders, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by a Federal or state court of competent jurisdiction shall have been issued as of the Closing Date and the Option Closing Date, as the case may be, which would prevent the sale, transfer and delivery of the Shares.

(b) K&L Gates LLP, as special U.S. counsel to the Company and the Selling Shareholders, shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

(i) The Registration Statement has become effective under the Act. Any required filing of the Prospectus pursuant to Rule 424(b) has been made in accordance with Rule 424(b). To such counsel’s knowledge, based solely on a telephone conversation with a member of the staff of the Commission, no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose have been initiated or threatened by the Commission;

(ii) Upon payment of the purchase price for the Shares to be sold by the Selling Shareholders pursuant to the Agreement, delivery of the Shares, as directed by the Underwriters, to Cede & Co. or such other nominee as may be designated by the Depository Trust Company (“DTC”), and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any of the Underwriters has notice of any “adverse claim” within the meaning of Section 8-105 of the Uniform Commercial Code as in effect in The State of New York (the “UCC”) with respect to the Shares), (A) DTC shall be a “protected purchaser” of the Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a security entitlement in respect of the Shares and (C) no action based on any “adverse claim” (within the meaning of Section 8-102 of the UCC) to the Shares may be asserted against the Underwriters with respect to such security entitlement;

(iii) Under the laws of the State of New York relating to personal jurisdiction, each of the Company and the Selling Shareholders has, pursuant to Section 11 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby brought by the Underwriters, and has appointed the Authorized Agent (as defined in Section 11) as its authorized agent for the purpose described in Section 11 hereof; and service of process effected on such agent in the manner set forth in Section 11 hereof will be effective to confer valid personal jurisdiction over the Company and the Selling Shareholders in the New York Courts assuming (a) the validity of such submission, waiver and appointment insofar as the laws of Bermuda with respect to the Company, and the ROC and the BVI, with respect to the Selling Shareholders, are concerned, (b) the due authorization, execution and delivery of this Agreement by the Underwriters and the Selling Shareholders and (c) that all of the provisions of this Agreement (other than Section 11) are enforceable in accordance with their terms;

(iv) The Registration Statement and the Prospectus, as of their respective effective or issue dates (other than the financial statements and related notes and schedules and other financial, accounting, and statistical information included therein or omitted therefrom, as to which we express no opinion), complied as to form in all material respects with the requirements of the Act and the regulations under the Act; and

(v) No authorization, approval or consent of any U.S. federal or New York state court or governmental authority or agency is required in connection with the transactions contemplated by this Agreement, except such as have been obtained under the Act and such as may be required under foreign, state securities or blue sky laws in connection with the sale and delivery of the Shares to the Underwriters (as to which such counsel expresses no opinion).

On the basis of its review of the Registration Statement, the General Disclosure Package and the Prospectus and its participation in their preparation, nothing has come to such counsel’s attention that causes it to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the General Disclosure Package, at the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Prospectus or any amendment or supplement thereto, at the time the Prospectus was issued, at the time any such amendment or supplement was issued or at the Closing Date and Option Closing Date, as the case may be, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such counsel shall express no opinion with respect to, and this paragraph does not address, (i) the financial statements and related notes and schedules, and other financial, accounting, and statistical information, included in, incorporated by reference in, or omitted from the Registration Statement, the General Disclosure Package, the Prospectus, or any further amendment or supplement to either of them, or (ii) the materiality of any information included in the Registration Statement, the General Disclosure Package of the Prospectus that relates to the public offering price, the underwriting syndicate (including any material relationships between the registrant and underwriters named therein), underwriting discounts or commissions, discounts or commissions to dealers, amounts of proceeds, delivery dates, and terms of the Shares dependent upon the offering date.

In rendering such opinion, such counsel may state in such opinion to the effect that:

(1) the foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, that such counsel is expressing no opinion as to the effect of the laws of any other jurisdiction, and with respect to all matters of the laws of the ROC, such counsel understands that the Underwriters are relying on the opinions of Lee and Li and delivered to them pursuant to Section 7(e) of this Agreement, and with respect to all matters of the laws of Bermuda, such counsel understands that the Underwriters are relying on the opinion of Appleby delivered to them pursuant to Section 7(d) of this Agreement, and with respect to all matters of the laws of the BVI, such counsel understands that the Underwriters are relying on the opinion of Appleby delivered to them pursuant to Section 7(h) of this Agreement;

(2) with the Underwriters’ approval, such counsel has relied as to certain matters on information obtained from public officials, officers of the Company, the Selling Shareholders and other sources believed by such counsel to be responsible, and such counsel has assumed that: (A) this Agreement has been duly authorized by the Company, (B) the Shares have been duly authorized by the Company, (C) insofar as the laws of the Bermuda are concerned, this Agreement have been duly executed and delivered by the Company as applicable, and (D) the signatures on all documents examined by such counsel are genuine, assumptions which such counsel has not independently verified;

(3) such counsel is not opining as to factual matters, and such counsel may state that the character of determinations involved in the registration process is such that such counsel is not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the information included in the Registration Statement and the Prospectus, and such counsel assumes the correctness and completeness of the information included in the Registration Statement and the Prospectus, and it has made no independent investigation or verification of that information;

(4) such opinion is furnished by such counsel as special United States counsel for the Company and the Selling Shareholders solely to the Underwriters and solely for the benefit of the Underwriters in their capacity as underwriters in connection with the public offer and sale of the Shares and, without such counsel’s specific prior written consent, (i) may not be relied upon in any other connection, (ii) may not be furnished to or relied upon by any other person for any other purposes, and (iii) may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Shares and may not be used in furtherance of any offer or sale of the Shares; and

(5) such counsel has reviewed the Registration Statement, the General Disclosure Package and the Prospectus, participated in discussions with the Underwriters’ representatives, those of the Underwriters’ United States counsel, those of the Selling Shareholders and their United States and ROC counsel, and those of the Company, its ROC, Bermuda, and BVI counsel and its accountants, and between the date of the most recent prospectus supplement and the time of the delivery of the letter, such counsel participated in further discussions with the Underwriters’ representatives, those of the Underwriters’ United States counsel, those of the Selling Shareholders and their United States and ROC counsel and those of the Company, its ROC, Bermuda, and BVI counsel and its accountants regarding the contents of certain portions of the Prospectus and related matters, and such counsel reviewed certificates of certain officers of the Company and the Selling Shareholders, opinions addressed to the Underwriters from ROC, Bermuda, and BVI counsel for the Company regarding certain portions of the Prospectus and related matters, opinions addressed to the Underwriters from its United States counsel and letters addressed to the Underwriters from the Company’s independent accountants.

(c) Intentionally omitted.

(d) Appleby, as Bermuda counsel to the Company, shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

(i) The Company is an exempted company duly incorporated with limited liability and is validly existing under the laws of Bermuda under the Companies Act 1981 of Bermuda (as amended), with power and authority to carry on the business of an investment holding company.

(ii) The Company possesses the capacity to sue and be sued in its own name.

(iii) The Company has an authorised share capital as set forth in the Registration Statement, the General Disclosure Package and the Prospectus.

(iv) Based on review of the Register of Members of the Company, all of the issued Common Shares have been duly and validly issued, are fully paid and are non-assessable, and conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(v) The statements contained in the Registration Statement, the General Disclosure Package and the Prospectus under the caption “Description of Share Capital” insofar as they describe Bermuda laws, statutes, rules and regulations conform in all material respects to the rights attached to the Common Shares of the Company under the Company’s Memorandum of Association and Bye-Laws and the Bermuda Companies Act.

(vi) There are no pre-emptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any Common Shares pursuant to the Company’s Memorandum of Association or Bye-Laws.

(vii) The statements contained in the Prospectus under the captions “Description of Share Capital” and “Enforceability of Civil Liabilities” insofar as they describe Bermuda laws, statutes, rules and regulations, constitute a fair summary thereof and the opinion of such counsel filed as Exhibit 5.1 to the Registration Statement is confirmed as at the date of its issue and the Underwriters may rely upon such opinion as if it were addressed to them.

(viii) The Company has all requisite corporate power and authority to enter into, this Agreement under the laws of Bermuda, and this Agreement has been duly authorized, executed and delivered by the Company. All corporate action required by the laws of Bermuda and the Bye-Laws to be taken by the Company for the offering, sale and delivery of the Shares by the Selling Shareholders has been validly and sufficiently taken.

(ix) Insofar as matters of Bermuda law are concerned, the filing of the Registration Statement and the Prospectus with the Commission has been duly authorised by and on behalf of the Company and the Registration Statement has been duly executed pursuant to such authorisations in accordance with the laws of Bermuda.

(x) The execution, delivery and performance by the Company of this Agreement and the transactions contemplated thereby have been duly authorised by all necessary corporate action on the part of the Company.

(xi) This Agreement has been duly executed by the Company and constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms.

(xii) No consent, approval, licence, authorisation or order of, or filing or registration with, any governmental agency, body authority or court of Bermuda is required to be obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement.

(xiii) No consents, authorizations, approvals, orders, certificates or permits of and from, and no declarations and filings with, any local or other governmental authorities in Bermuda or any courts and other tribunals in Bermuda are required for the Company to own, lease, license and use its properties and assets and to conduct the business of an investment holding company.

(xiv) The sale, transfer and delivery to the Underwriters of the Shares to be sold, transferred and delivered by the Selling Shareholders to the Underwriters are not subject to any tax imposed on the Company by any court or government agency or body in Bermuda.

(xv) All dividends and other distributions declared and payable on the Common Shares of the Company (“Distributions”) may under the current laws and regulations of Bermuda be paid in U.S. dollars or any other non-Bermudian currency that may be freely transferred out of Bermuda, and Distributions will not be subject to withholding or other taxes under the laws and regulations of Bermuda and are otherwise payable free and clear of any other tax, withholding or deduction in Bermuda and without the necessity of obtaining any governmental authorizations in Bermuda.

(xvi) The statements in the Registration Statement, the General Disclosure Package and the Prospectus specifically and expressly referring to the Company’s Bye-Laws or resolutions of the shareholders and board of directors of the Company which are governed by the laws of Bermuda, are accurate and adequate in all material respects insofar as such statements refer to statements of the laws of Bermuda.

(xvii) The execution, delivery and performance by the Company of all of the provisions of this Agreement and the transactions contemplated thereby, do not and will not violate, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (i) any requirement of any law or any regulation of Bermuda or (ii) the Memorandum of Association and Bye-Laws of the Company.

(xviii) The choice of the laws of the State of New York as the proper law to govern this Agreement is a valid choice of law under Bermuda law and such choice of law would be recognised, upheld and applied by the courts of Bermuda as the proper law of this Agreement in proceedings brought before them in relation to this Agreement, provided that (i) the point is specifically pleaded; (ii) such choice of law is valid and binding under the laws of the State of New York; and (iii) recognition would not be contrary to public policy as that term is understood under Bermuda law.

(xix) The submission by the Company to the jurisdiction of the Specified Courts pursuant to this Agreement, including the waiver by the Company of any objection to the venue of a proceeding of such courts, is not contrary to Bermuda law and would be recognised by the courts of Bermuda as a legal, valid and binding submission to the jurisdiction of the Specified Courts, if such submission is accepted by such court and is legal, valid and binding under the laws of the State of New York.

(xx) A final and conclusive judgment of a competent foreign court against the Company based upon this Agreement (other than a court of jurisdiction to which The Judgments (Reciprocal Enforcement) Act 1958 applies, and it does not apply to the Specified Courts) under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that: (i) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and (ii) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation. No stamp duty or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

(xxi) The appointment by the Company of CT Corporation System as agent for the receipt of any service of process in respect of the New York courts in connection with any matter arising out of or in connection with this Agreement is a valid and effective appointment, if such appointment is valid and binding under the laws of the State of New York and if no other procedural requirements are necessary in order to validate such appointment. If the appointment is valid and effective under the laws of the State of New York, service of proceedings relating to this Agreement in the manner set forth therein will be effective service upon the Company for the purposes of Bermuda law.

(xxii) Subject to paragraph (xix), this Agreement is in proper legal form under the laws of Bermuda for the enforcement thereof. Based solely on review of the Register of Members of the Company, the Shares to be transferred to and delivered pursuant to this Agreement have been duly and validly issued under the laws of Bermuda and are fully paid and non-assessable. To ensure the legality, validity, enforceability and admissibility into evidence in Bermuda of this Agreement, it is not necessary that this Agreement be filed or recorded with any court or other authority in Bermuda.

(xxiii) Neither the Company nor any of its assets or property enjoys, under Bermuda law, immunity on the grounds of sovereignty from any legal or other proceedings whatsoever or from enforcement, execution or attachment in respect of its obligations under this Agreement.

(xxiv) Based solely upon the public company search and litigation search of the Company: (i) no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against the Company; and (ii) no notice to the Registrar of Companies in Bermuda of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given. No petition to wind up the Company or application to reorganise its affairs pursuant to a scheme of arrangement or application for the appointment of a receiver has been filed with the Supreme Court in Bermuda.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the laws of Bermuda. The opinion may also be qualified by a statement to the effect that such counsel does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the General Disclosure Package or the Prospectus (other than as set forth in clauses (iii) and (vi) above). The opinion may be subject to customary qualifications and assumptions for such opinions.

(e) Lee and Li, as ROC Counsel to ThaiLin and Siliconware Precision Industries Co., Ltd. (“Siliconware”), shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

(i) Each of ChipMOS TECHNOLOGIES INC. and ThaiLin (collectively, the “ROC Subsidiaries”) have been duly incorporated and are validly existing as corporations under the laws of the ROC, and have all power and authority necessary to own or hold their respective properties and conduct the businesses in which they are engaged as described in the Registration Statement, the General Disclosure Package and the Prospectus;

(ii) All of the issued shares of capital stock of each ROC Subsidiary have been duly authorized and validly issued and are fully paid, non-assessable and are owned directly or indirectly by the Company to the extent described in the General Disclosure Package (such counsel being entitled to rely in respect of matters of fact upon certificates of each of the Company and the ROC Subsidiaries (the “Group Certificates”));

(iii) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there is no restriction upon the voting or transfer of any shares of any ROC Subsidiaries that are owned directly or indirectly by the Company pursuant to its articles of incorporation or ROC law, other than transfers of those shares of ChipMOS TECHNOLOGIES INC. held by ThaiLin (as a result of ChipMOS Logic TECHNOLOGIES INC. being merged into ThaiLin) may be restricted;

(iv) To the best of such counsel’s knowledge after due inquiry and based on the Group Certificates and other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, there are no legal or governmental proceedings in the ROC pending to which any of the ROC Subsidiaries is a party or of which any property or assets of any of the ROC Subsidiaries is the subject which, if determined adversely to such ROC Subsidiary, might have a material adverse effect on the consolidated financial position, shareholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole; and, to the best of such counsel’s knowledge after due inquiry and based on the Group Certificates, no such proceedings in the ROC are threatened or contemplated by governmental authorities or threatened by others;

(v) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not conflict with or result in a breach or violation of (A) provisions of the articles of incorporation of any of the ROC Subsidiaries, (B) based on the Group Certificates, any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument governed by ROC law known to such counsel to which any of the ROC Subsidiaries is a party or by which any of the ROC Subsidiaries is bound or to which any of the property or assets of any of the ROC Subsidiaries is subject, or (C) based on the Group Certificates, any ROC statute or any order, rule or regulation known to such counsel of any ROC court or governmental agency or body having jurisdiction over any of the ROC Subsidiaries or any of their properties or assets, except each in the case of (B) and (C) above, such conflicts, breaches or violations that, individually or in the aggregate, would not have a material adverse effect on the consolidated financial position, shareholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole; and no consent, approval, authorization or order of, or filing or registration with, any ROC court or governmental agency or body is required for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made;

(vi) Other than as described in the Registration Statement, the General Disclosure Package and the Prospectus, no consents, authorizations, approvals, certificates or permits of and from, and no declarations and filings with, any local or other governmental authorities in the ROC that are required for any ROC Subsidiary to own, lease and use its properties and assets and to conduct its business in the manner described in the Prospectus, except for authorizations, approvals, certificates or permits that either have been obtained or the failure of which to obtain would not have a material adverse effect on the consolidated financial position, shareholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole;

(vii) To the best of such counsel’s knowledge after due inquiry and based on the Group Certificates, each ROC Subsidiary has good title to all real property owned by it that is material to the business of such subsidiary, free and clear of all liens, encumbrances and defects except such as are described in the Registration Statement, the General Disclosure Package and the Prospectus or such as are not either individually or in the aggregate material in relation to the business, condition (financial or otherwise) or in the earnings, business or operations of such subsidiary and any real property and buildings held under lease by such subsidiary that are material to its business, are held by such subsidiary under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made of such property and buildings by such subsidiary, except as described in the Registration Statement, the General Disclosure Package and the Prospectus;

(viii) To the best of such counsel’s knowledge after due inquiry and based on the Group Certificates and except as disclosed in the General Disclosure Package, none of the ROC Subsidiaries is in violation of its articles of incorporation or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other material agreement or instrument governed by ROC law to which it is a party or by which it or any of its properties may be bound, other than any such default or violation would not have a material adverse effect on the consolidated financial position, shareholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole;

(ix) The statements in the Registration Statement, the General Disclosure Package and the Prospectus under the headings “Risk Factors – Risks Relating to Our Business,” “Risk Factors – Risks Relating to Our Relationship with Mosel,” “Risk Factors – Risks Relating to Countries in Which We Conduct Operations,” and “Risk Factors – Risks Relating to Our Corporate Structure,” insofar as they relate to the statement of ROC law, have been reviewed by such counsel and are correct in all material respects, subject to any qualifications set forth therein; and

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of ROC. The opinion may also be qualified by a statement to the effect that such counsel does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (other than as set forth in clause (ix) above). The opinion may be subject to such qualifications and assumptions as are consistent with normal practice for such opinions.

(f) Lee and Li, as ROC counsel to ThaiLin and Siliconware, as Selling Shareholders (the “ROC Selling Shareholders”), shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

(i) Each of the ROC Selling Shareholders has full power and authority to enter into this Agreement under the ROC law and this Agreement has been duly authorized, executed and delivered by each of the ROC Selling Shareholders;

(ii) The sale and delivery of the Shares being delivered on the Delivery Date by the ROC Selling Shareholders pursuant to this Agreement, the execution and delivery by the ROC Selling Shareholders of this Agreement and the consummation by the ROC Selling Shareholders of the transactions contemplated hereby (A) have been duly authorized by each of the ROC Selling Shareholders and (B) will not conflict with or result in a breach or violation of (1) the Articles of Incorporation of the ROC Selling Shareholders, (2) based on a certificate of each of the ROC Selling Shareholders (the “ROC Selling Shareholder Certificates”), any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument governed by ROC law known to such counsel to which either of the ROC Selling Shareholders is a party or by which either of the ROC Selling Shareholders is bound or to which any of the property or assets of either of the ROC Selling Shareholders is subject, or (3) based on the ROC Selling Shareholders Certificates, any judgment, order or decree known to such counsel of any court or governmental agency, authority or body of the ROC having jurisdiction over the ROC Selling Shareholders or any of their respective properties or assets, except each in the case of (2) and (3) above, such conflict, breach or violation would not have a material adverse effect on the ability of each of the ROC Selling Shareholders to consummate the transaction contemplated hereby;

(iii) The sale and delivery of the Shares by the ROC Selling Shareholders pursuant to this Agreement, the execution, delivery and performance by the ROC Selling Shareholders and the consummation by the ROC Selling Shareholders of the transactions contemplated hereby will not contravene any applicable law, statute or regulation of the ROC, assuming that the ROC Selling Shareholders will comply with the reporting requirements, if any, under the Regulations Governing Foreign Investment by a Corporation;

(iv) no consent, approval, authorization or order of, or filing or registration with, any ROC court or governmental agency or body is required for the execution, delivery and performance of this Agreement by the ROC Selling Shareholders and the consummation by the ROC Selling Shareholders of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made or such post-closing filings, if any, the failure to make which will not affect the validity of the sale of the Shares and the consummation by the ROC Selling Shareholders of the transactions contemplated hereby;

(v) So long as this Agreement, the cross-receipt, if any, or any other documents which are deemed “receipts” under the ROC Stamp Tax Law are executed by all parties thereto outside the ROC, no stamp or other issuance or transfer taxes or duties and no capital gains, or other taxes (except any income taxes as may be imposed by the ROC government on the difference between gross proceeds of the offering of the Shares and the aggregate purchase price of the Shares paid by the Underwriters or any payment by the ROC Selling Shareholders to the Underwriters, or withholding, if any, with respect to any such income taxes) are payable by or on behalf of the Underwriters to the ROC government or to any political subdivision or taxing authority thereof or therein in connection with (A) the execution or delivery of this Agreement by the ROC Selling Shareholders, (B) the sale and delivery by the ROC Selling Shareholders of the Shares to or for the account of the Underwriters pursuant hereto, or (C) the sale and delivery outside the ROC by the Underwriters of Shares in the manner contemplated hereby;

(vi) The choice of law of the State of New York set forth in Section 18 of this Agreement is legal, valid and binding and will be recognized by the courts of the ROC; provided that the relevant provisions of the laws of the State of New York will not be applied to the extent such courts hold that (i) the application of such provisions would be contrary to the public order or good morals of the ROC or (ii) such provisions would have the effect of circumventing mandatory and/or prohibitive provisions of ROC law; the irrevocable submission by the ROC Selling Shareholders to the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (“New York Court”) and the irrevocable waiver by the ROC Selling Shareholders of any objection to the venue of a proceeding in a New York Court as set forth in Section 11 of this Agreement are legal, valid and binding.

(vii) A final judgment obtained in a New York Court arising out of or in relation to the obligations of any of the ROC Selling Shareholders under this Agreement would be recognized in the courts of the ROC without review of the merits; provided that the court of the ROC in which the enforcement is sought is satisfied that (A) the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC, (B) the judgment and the court procedures resulting in the judgment are not contrary to the public order or good morals of the ROC, (C) if the judgment was rendered by default by the court rendering the judgment, (1) either of the ROC Selling Shareholders was duly served within a reasonable period of time within the jurisdiction of such court in accordance with the laws and regulations of such jurisdiction, or (2) process was served on the ROC Selling Shareholders with judicial assistance of the ROC; and (D) judgments of the courts of the ROC are recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of ROC. The opinion may be subject to such qualifications and assumptions as are consistent with normal practice for such opinions.

(g) Intentionally Omitted.

(h) Appleby, as BVI counsel to the Company, shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Delivery Date, in form and substance reasonably satisfactory to the Underwriters, in relation to MODERN MIND TECHNOLOGY LIMITED (“Modern Mind”), to the effect that:

(i) Modern Mind is a company which was duly incorporated with limited liability under the International Business Companies Act (Cap.291) and on 1 January 2007, Modern Mind was automatically re-registered under the British Virgin Islands Business Companies Act, 2004 (the “BVIBC Act”). Modern Mind is validly existing under the laws of the BVI, with power and authority to carry on the business of an investment holding company. Modern Mind is a separate legal entity and possesses the capacity to sue and be sued in its own name.

(ii) Based on our review of the Register of Members, the Registered Agent’s Certificate and the resolutions of Modern Mind, all of the issued shares of Modern Mind have been duly and validly issued and are fully paid, non-assessable and are held by ThaiLin Semiconductor Corp. as the sole shareholder.

(iii) There are no pre-emptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any shares of Modern Mind pursuant to Modern Mind’s Memorandum of Association or Articles of Association.

(iv) Based solely upon the public company search and litigation search of Modern Mind: (i) no court proceedings are pending against Modern Mind; and (ii) no currently valid order or resolution for winding up of Modern Mind and no current notice of appointment of a receiver over the Company or any of its assets appears, but it should be noted that failure to file notice of appointment of a receiver with the Registrar of Corporate Affairs in the BVI does not invalidate the receivership but merely gives rise to penalties on the part of the receiver.

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of the BVI. The opinion may be subject to customary qualifications and assumptions for such opinions.

(i) The Underwriters shall have received from Goodwin Procter LLP, its U.S. counsel, such opinion or opinions, dated the Delivery Date, with respect to such matters as the Underwriters may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(j) The Underwriters shall have received written agreements, substantially in the form of Exhibit A hereto, from the persons listed in Exhibit B hereto.

(k) At the time of execution of this Agreement, the Underwriters shall have received from Moore Stephens HK a letter, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as of a date not more than five days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

(l) With respect to the letter of Moore Stephens HK referred to in the preceding paragraph and delivered to the Underwriters concurrently with the execution of this Agreement (the “initial letters”), the Company shall have cause Moore Stephens HK to furnish to the Underwriters a letter (the “bring-down letter”) of such accountants, addressed to the Underwriters and dated the Delivery Date (i) confirming that they are independent public accountants within the meaning of the Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as of a date not more than five days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letters and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

(m) The Company shall have furnished to the Underwriters a certificate, dated the Delivery Date, of its chief executive officer and its chief financial officer stating that:

(i) The representations, warranties and agreements of the Company in Section 1 are true and correct in all material respects as of the Delivery Date; the Company has complied in all material respects with all its agreements contained herein; and the conditions set forth in Sections 7(a) and 7(n) have been fulfilled.

(ii) They have carefully examined the Registration Statement and the Prospectus and, in their opinion (A) as of the Effective Date, the Registration Statement and Prospectus did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) since the Effective Date no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement or the Prospectus.

(iii) The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement or no order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been issued, and no proceedings for such purpose or pursuant to Section 8A of the Act have been taken or are, to his or her knowledge, contemplated or threatened by the Commission.

(iv) They have carefully examined the General Disclosure Package and any individual Limited Use Free Writing Prospectus and, in his or her opinion, as of the Applicable Time, the statements contained in the General Disclosure Package and any individual Limited Use Free Writing Prospectus did not contain any untrue statement of a material fact, and such General Disclosure Package and any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(n) (A) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus and (B) since such date there shall not have been any change in the capital shares or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus, the effect of which, in any such case described in clause (A) or (B), is, in the judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Prospectus.

(o) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the NASDAQ Capital Market, or trading in any common shares of the Company on any exchange, shall have been suspended or the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Federal or New York state authorities of the United States or by ROC authorities, (iii) the United States or the ROC shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or the ROC or there shall have been a declaration of a national emergency or war by the United States or the ROC, the effect of any such event on financial markets in the United States or the ROC shall be such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to proceed with the public offering or delivery of the Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Prospectus, or (iv) there shall have occurred such a material adverse change in general domestic or international economic, political or financial conditions, including without limitation as a result of terrorist activities after the date hereof, (or the effect of international conditions on the financial markets in the United States or the ROC shall be such) as to make it, in the judgment of the Underwriters, impracticable or inadvisable to proceed with the public offering or delivery of the Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Prospectus.

(p) Each Selling Shareholder shall have furnished to the Underwriters a certificate, dated the Delivery Date, stating that:

(i) The representations and warranties of such Selling Shareholder contained in Section 1 hereof are true and correct as of the Delivery Date; and

(ii) Such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to such date.

(q) The Shares have been approved for quotation on the NASDAQ Capital Market.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

8. Conditions of the Obligations of the Company and the Selling Shareholders.

The obligations of the Selling Shareholders to sell and deliver the Shares required to be delivered as and when specified in this Agreement are subject to the conditions that at the Closing Date or the Option Closing Date, as the case may be, (i) no stop order suspending the effectiveness of the Registration Statement shall have been issued and in effect or proceedings therefor initiated or threatened, and (ii) the Underwriters have performed their covenants and obligations hereunder.

9. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Underwriter, its directors, officers, managers, members, employees, representatives and agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”), from and against any losses, claims, damages or liabilities, joint or several, to which each such Underwriter Indemnified Party may become subject, under the Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the rules and regulations adopted by the Commission, if applicable, any Preliminary Prospectus, the General Disclosure Package, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Common Shares (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light (other than in connection with the Registration Statement) of the circumstances under which they were made not misleading, and will reimburse each Underwriter Indemnified Party for any legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the General Disclosure Package, the Prospectus, or any such amendment or supplement, any Issuer Free Writing Prospectus or in any Marketing Materials, in reliance upon and in conformity with (x) written information furnished to the Company by the Underwriters specifically for use in the preparation thereof; it being understood and agreed that the only information furnished by the Underwriters consists of the information described as such in Section 15(a) and (y) written information furnished to the Company by the Selling Shareholders specifically for use in the preparation thereof; it being understood and agreed that the only information furnished by the Selling Shareholders consists of the information described as such in Section 15(b).

(b) Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company and the Selling Shareholders from and against any losses, claims, damages or liabilities, joint or several, to which the Company may become subject, under the Act or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Underwriters), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the General Disclosure Package, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light (other than in connection with the Registration Statement) of the circumstances under which they were made not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the General Disclosure Package, the Prospectus, or any such amendment or supplement, or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by the Underwriters specifically for use in the preparation thereof (it being understood and agreed that the only information furnished by the Underwriters consists of the information described as such in Section 15(a)), and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

(c) Each of the Selling Shareholders agrees to, severally and not jointly, indemnify and hold harmless the Underwriter Indemnified Parties and the Company from and against any losses, claims, damages or liabilities, joint or several, to which any Underwriter Indemnified Party or the Company may become subject, under the Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Selling Shareholders), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the rules and regulations adopted by the Commission, if applicable, any Preliminary Prospectus, the General Disclosure Package, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or in any Marketing Materials, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light (other than in connection with the Registration Statement) of the circumstances under which they were made not misleading, and will reimburse the Underwriter Indemnified Parties and the Company for any legal or other expenses reasonably incurred by each of them in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred,, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any preliminary Prospectus, the General Disclosure Package, the Prospectus, or any such amendment or supplement, any Issuer Free Writing Prospectus or in any Marketing Materials, in reliance upon and in conformity with any information provided by such Selling Shareholder; it being understood and agreed that the only information furnished by the Selling Shareholders consists of the information described as such in Section 15(b).

(d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure (through the forfeiture of substantive rights or defenses). In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that an indemnified party shall have the right to employ a single separate counsel (in addition to local counsel) and participate in the defense of such action, in which event the reasonable fees and expenses of such separate counsel shall be borne by such indemnified party unless (i) the employment of such separate counsel has been specifically authorized in writing by the indemnifying party, (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of commencement of the action or the indemnifying party does not diligently defense the action after the assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action after assumption of the defense, to continue to defend) such action on behalf of such indemnified party, and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action; provided however that the indemnifying party shall not, in connection with any such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees of more than one separate firm of attorneys (in addition to local counsel). An indemnifying party shall not be obligated under any settlement agreement relating to any action under this Section 9 to which it has not agreed in writing. In addition, no indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed, effect any settlement of any pending or threatened proceeding unless such settlement includes an unconditional release of such indemnified party for all liability on claims that are the subject matter of such proceeding and does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e) If the indemnification provided for in this Section 9 is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholders on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Selling Shareholders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Shareholders or the Underwriters and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Selling Shareholders and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this subsection (e). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this subsection (e). Notwithstanding the provisions of this subsection (e), each of the Underwriters shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 9 are several in proportion to their respective number of Shares purchased and not joint.

(f) The obligations of the Company and the Selling Shareholders under this Section 9 shall be in addition to any liability which the Company and the Selling Shareholders may otherwise have and shall extend, upon the same terms and conditions, to the Underwriter Indemnified Parties; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability that the Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company and the Selling Shareholders (including any person who, with his consent, is named in the Registration Statement as about to become a director of the Company or the Selling Shareholders), to each officer of the Company who has signed the Registration Statement and to each person, if any, who controls the Company or the Selling Shareholders within the meaning of the Act.

(g) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter Indemnified Party, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

10. Substitution of Underwriters. If any Underwriter or Underwriters shall default in its or their obligations to purchase Shares hereunder on the Delivery Date and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed ten percent (10%) of the total number of Shares to be purchased by all Underwriters on such Delivery Date, the other Underwriters shall be obligated severally, in proportion to their respective commitments set forth on Schedule I hereto, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed to purchase on such Delivery Date. If any Underwriter or Underwriters shall so default and the aggregate number of Shares with respect to which such default or defaults occur is more than ten percent (10%) of the total number of Shares to be purchased by all Underwriters on such Delivery Date and arrangements satisfactory to the non-defaulting Underwriters and the Selling Shareholders for the purchase of such Shares by other persons are not made within forty eight (48) hours after such default, this Agreement shall terminate.

If the remaining Underwriters or substituted Underwriters are required hereby or agree to take up all or part of the Shares of a defaulting Underwriter or Underwriters on such Delivery Date as provided in this Section 10, (i) the Company and the Selling Shareholders shall have the right to postpone such Delivery Date for a period of not more than five (5) full business days in order that the Company and the Selling Shareholders may effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company and the Selling Shareholders agree promptly to file any amendments to the Registration Statement or supplements to the Prospectus which may thereby be made necessary, and (ii) the respective numbers of Shares to be purchased by the remaining Underwriters or substituted Underwriters shall be taken as the basis of their underwriting obligation for all purposes of this Agreement. Nothing herein contained shall relieve any defaulting Underwriter of its liability to the Company, the Selling Shareholders or the other Underwriters for damages occasioned by its default hereunder. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of any non-defaulting Underwriters or the Company or the Selling Shareholders, except as provided in Section 16, and provided that any such termination shall not relieve a defaulting Underwriter from liability for its default.

11. Consent to Jurisdiction.

Each party irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The parties further agree that service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any lawsuit, action or other proceeding brought in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in the Specified Court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States hereby irrevocably appoints CT Corporation System, which currently maintains a New York City office at 111 Eighth Avenue, New York, New York 10011, United States of America, as its authorized agent (the “Authorized Agent”) to receive service of process or other legal summons for purposes of any such action or proceeding that may be instituted in any state or federal court in the City and State of New York.

12. Notices.

All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows: if to the Underwriters, to Cowen and Company, LLC, 599 Lexington Avenue, New York, New York 10022, Attention: Head of Equity Capital Markets, with a copy to Cowen and Company, LLC, 599 Lexington Avenue, New York, New York 10022, Attention: General Counsel, and to Craig-Hallum Capital Group LLC, 222 South Ninth Street, Suite 350, Minneapolis, Minnesota 55402; Attention: President, with a copy to Craig-Hallum Capital Group LLC, 222 South Ninth Street, Suite 350, Minneapolis, Minnesota 55402, Attention: General Counsel, and with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Thomas S. Levato, Esq.; if to the Company, to ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attention: Shou-Kang Chen, with a copy to K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, California 94111-5994, Attention: Remsen Kinne, Esq., if to the Selling Shareholders, c/o the Company, to ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attention: Shou-Kang Chen.

13. Termination.

This Agreement may be terminated by the Underwriters by notice to the Company or the Selling Shareholders at any time prior to the Closing Date or the Option Closing Date, as the case may be, if, prior to that time, any of the events described in Section 7(n) or 7(o) shall have occurred or if the Underwriters shall decline to purchase the Shares for any reason permitted under this Agreement.

14. Persons Entitled to Benefit of Agreement.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns and the controlling persons, officers and directors referred to in Section 9. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser, as such purchaser, of any of the Shares from the Underwriters.

15. Information Provided by the Underwriters and Selling Shareholders.

(a) Each of the Company, the Selling Shareholders and the Underwriters acknowledges and agrees that the only information furnished or to be furnished by the Underwriters to the Company and the Selling Shareholders for inclusion in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus consists of the following information set forth in the “Underwriting” section of the Prospectus: (i) the second paragraph under the caption “Discounts and commissions”, (ii) the paragraph under the caption “Discretionary accounts”, (iii) the paragraphs under the caption “Stabilization”, (iv) the paragraph under the caption “Passive market making” and (v) the paragraph under the caption “Electronic offer, sale and distribution of shares”.

(b) Each of the Company, the Selling Shareholders and the Underwriters acknowledges and agrees that the only information furnished or to be furnished by the Selling Shareholders to the Company for inclusion in the Registration Statement, any Preliminary Prospectus and any Issuer Free Writing Prospectus or the Prospectus consists of the information set forth under the caption “Selling Shareholders” in the Prospectus.

16. Representations and Agreements to Survive Delivery.

All representations, warranties, and agreements of the Company and the Selling Shareholders herein or in certificates delivered pursuant hereto, and the agreements of the Underwriters herein, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling persons thereof, or the Company or the Selling Shareholders or any of their respective officers, directors, or controlling persons, and shall survive delivery of, and payment for, the Shares to and by the Underwriters hereunder.

17. Absence of Fiduciary Relationship.

Each of the Company and the Selling Shareholders acknowledge and agree that: (a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Shares and that no fiduciary, advisory or agency relationship between the Company, the Selling Shareholders and the Underwriters have been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Company or the Selling Shareholders on other matters; (b) the price and other terms of the Shares set forth in this Agreement were established by the Company and the Selling Shareholders following discussions and arms-length negotiations with the Underwriters, the Selling Shareholders and the Company are capable of evaluating and understanding and understands and accept the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that each of the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and the Selling Shareholders and that the Underwriters have no obligation to disclose such interest and transactions to the Company or the Selling Shareholders by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that each of the Underwriters is acting, in respect of the transactions contemplated by this Agreement, solely for the benefit of each such Underwriter, and not on behalf of the Company or the Selling Shareholders; (e) it waives to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Agreement and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company or the Selling Shareholders in respect of such a fiduciary duty claim on behalf of or in right of the Company or the Selling Shareholders, including stockholders, employees or creditors of the Company or the Selling Shareholders.

18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

19. Counterparts.

This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

20. General Provisions.

This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Selling Shareholders, the Company, Cowen and Company, LLC and Craig-Hallum Capital Group LLC in accordance with its terms.

Very truly yours,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman & Chief Executive Officer

ThaiLin Semiconductor Corp.
(Selling Shareholder)

By	/s/ Peter Ku
Name:	Peter Ku
Title:	Independent Director

Siliconware Precision Industries Co., Ltd.
(Selling Shareholder)

By	/s/ Bough Lin
Name:	Bough Lin
Title:	Chairman

Confirmed as of the date first above mentioned:

Cowen and Company, LLC

By	/s/ Chris McCabe
Name:	Chris McCabe
Title:	Managing Director

Craig-Hallum Capital Group LLC

By	/s/ John Flood
Name:	John Flood
Title:	Chairman

SCHEDULE I

Underwriters

Underwriters	Number of Firm Shares to be Purchased

Cowen and Company, LLC	1,550,000
Craig-Hallum Capital Group LLC	950,000
Total	2,500,000

SCHEDULE II

Selling Shareholders

Selling Shareholders	Number of Firm Shares to be Sold

ThaiLin Semiconductor Corp.[1]	1,700,000
Siliconware Precision Industries Co., Ltd.	800,000
Total	2,500,000

1.	ThaiLin Semiconductor Corp. has also granted the Underwriters an option to purchase up to an additional 300,000 Common Shares.

SCHEDULE III

General Use Free Writing Prospectus

None.

SCHEDULE IV

Pricing Information

Number of Firm Shares:	2,500,000 shares
Price to the public:	$10.10 per share
Underwriting Discount:	6.5%

Exhibit A

FORM OF LOCK-UP AGREEMENT

October     , 2012

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

-and-

Craig-Hallum Capital Group LLC

222 South Ninth Street

Suite 350

Minneapolis, Minnesota 55402

Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.

Dear Sirs:

This agreement (this “Agreement”) is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) by and among ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”), the selling shareholders identified therein (the “Selling Shareholders”) and Cowen and Company, LLC and Craig-Hallum Capital Group LLC, as underwriters (collectively, the “Underwriters”), relating to the proposed public offering by the Selling Shareholders of the Company’s common shares, par value U.S.$0.04 per share (the “Common Shares”).

In order to induce the Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the offering of the Common Shares by the Selling Shareholders will confer upon the undersigned in its capacity as an officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the date hereof through and including the date that is the 60th day after the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Underwriters, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time (the “Exchange Act”) (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares. If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last 17 days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the Lock-Up Period shall be extended and the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The undersigned hereby agrees that, prior to engaging in any transaction or taking any other action that is restricted under the terms of this Agreement during the period from the date hereof to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the terms of this Agreement) has expired.

The restrictions set forth in the immediately preceding paragraph shall not apply to (i) any transfers made by the undersigned (a) as a bona fide gift to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned or (c) as a bona fide gift to a charity or educational institution, provided, however, that it shall be a condition to the transfer that, other than in the case of a bona fide gift to a charity or educational institution, the transferee executes and delivers to the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to the Underwriters, (ii) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the proposed public offering, and (iii) the transfer of Common Shares or any securities convertible into Common Shares upon a vesting event of the Company’s securities or upon the exercise of options or warrants to purchase the Company’s securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, provided no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of Common Stock shall be required or shall be voluntarily made in connection with such vesting or exercise. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, sibling, parent, stepparent, grandparent, child, stepchild, grandchild or other lineal descendant (including by adoption), father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the undersigned.

The undersigned further agrees that (i) it will not, during the Lock-Up Period (as the same may be extended as described above), make any demand or request for or exercise any right with respect to the registration under the Securities Act of 1933, as amended, of any Common Shares or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or other Beneficially Owned Shares, and (ii) the Company may, with respect to any Common Shares or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or other Beneficially Owned Shares owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period (as the same may be extended as described above).

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

It is understood that, if (A) the Company and the Selling Shareholders notify the Underwriters that they do not intend to proceed with the proposed public offering or (B) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, this Agreement shall immediately be terminated and the undersigned shall be released from all obligations under this Agreement.

The undersigned acknowledges and agrees that whether or not any public offering of Common Shares actually occurs depends on a number of factors, including market conditions.

Very truly yours,

(Name - Please Print)

(Signature)

(Name of Signatory if an entity - Please Print)

(Title of Signatory if an entity - Please Print)

Address:

Exhibit B

PERSONS EXECUTING LOCK-UP AGREEMENTS

Shih-Jye Cheng

Shou-Kang Chen

Antonio R. Alvarez

Chin-Shyh Ou

Hsing-Ti Tuan

Yeong-Her Wang

John Yee Woon Seto

Chao-Jung Tsai

Rong Hsu

Lafair Cho

Li-Chun Li

David W. Wang

Exhibit 5.1

appleby ref:

134211.0004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Dear Sirs	26 October 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”)

This opinion as to Bermuda law is addressed to you in connection with the registration of common shares of the Company of par value US$0.04 each (“Shares”) to be sold pursuant to the prospectus included in the Registration Statement of Form F-3 under the United States Securities Act of 1933, as amended (the “Securities Act”).

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion. Unless otherwise defined herein, capitalised terms have the meanings assigned to them in the Registration Statement.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

Assumptions

In stating our opinion we have assumed:

(a)	the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, scanned, faxed or photostatic copies;

(b)	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)	the genuineness of all signatures on the Documents;

(d)	the capacity of each of the persons signing the Documents;

(e)	that any representation, warranty or statement of fact made in any of the Documents is true, accurate and complete;

(f)	that the records which were the subject of the Company Search and the Litigation Search were complete and accurate at the time of such searches and such information has not since the date of such searches been materially altered; and

(g)	that the Board Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by all the Directors of the Company as unanimous written resolutions of the Board or passed by the Board of Directors of the Company in meetings which were duly convened and at which a duly constituted quorum was present and voting throughout.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below, we are of the opinion that:

(1)	The Company is an exempted company incorporated with limited liability and existing under the laws of Bermuda. The Company possesses the capacity to sue and be sued in its own name.

(2)	Based on our review of the Share Register, the issued Shares of the Company have been validly issued, fully paid and are non-assessable.

Reservations

We have the following reservations:

(a)	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda.

(b)	Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:

(i)	details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

(ii)	details of matters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

(iii)	whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

(iv)	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

(v)	whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended).

Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda (“overseas companies”) over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.

(c)	In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

(d)	In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

(e)	With respect to this opinion, we have relied upon statements and representations made to us in the Certificate provided to us by an authorised officer of the Company for the purposes of this opinion. We have made no independent verification of the matters referred to in the Certificate, and we qualify such opinions to the extent that the statements or representations made in the Certificate are not accurate in any respect.

(f)	Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of such shares, that no holder of such shares shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no holder of such shares shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he/she/it became a shareholder, if and so far as the alteration requires him/her/it to take, or subscribe for, additional shares, or in any way increases his/her/its liability to contribute to the share capital of, or otherwise to pay money to, the Company.

This opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

This opinion is addressed to you in connection with the filing of the Registration Statement. We consent to the use of our name and the filing of this opinion in, and the filing thereof as an exhibit to, the Registration Statement. We also consent to the reference to our firm under the headings “Risk Factors” and “Enforceability of Civil Liabilities” in the prospectus included in the Registration Statement. In giving such consents, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the regulations promulgated thereunder.

Yours faithfully

Appleby

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

SCHEDULE

1.	The entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on 11 May 2012 and updated on 4 June 2012, 12 June 2012, 9 August 2012, 15 August 2012 and 24 October 2012 (the “Company Search”).

2.	The entries and filings shown in respect of the Company in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search conducted on 11 May 2012 and updated on 4 June 2012, 12 June 2012, 9 August 2012, 15 August 2012 and 24 October 2012 (the “Litigation Search”).

3.	Copies of the Certificate of Incorporation, the Memorandum of Association and the Bye-Laws adopted on 12 January 2001 and amended up to 29 August 2008 for the Company (collectively referred to as the “Constitutional Documents”).

4.	Copies of the Unanimous Written Resolutions of the Directors dated 11 May 2012, the Unanimous Written Resolutions of the Board of Directors dated 26 October 2012, the Minutes of the Meeting of the Board of Directors held on 24 May 2012, the Minutes of the Meeting of the Board of Directors held on 14 June 2012 and the Minutes of the Meeting of the Board of Directors held on 10 August 2012 of the Company (collectively, the “Board Resolutions”).

5.	A copy of the “Tax Assurance”, dated 24 August 2000, issued by the Registrar of Companies for the Minister of Finance in relation to the Company.

6.	A copy of the Certificate of Compliance, dated 3 October 2012 issued by the Registrar of Companies in respect of the Company.

7.	Copies of the Principal Share Register and the Branch Share Register in respect of the Company as at 28 September 2012 (collectively, the “Share Register”).

8.	A copy of the Register of Directors and Officers in respect of the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

9.	A copy of the Director’s Certificate (the “Certificate”) dated 26 October 2012 and signed by Shou Kang CHEN, a Director of the Company.

10.	A copy of each of the letter to the Bermuda Monetary Authority (“BMA”) dated 14 May 2001 and the BMA’s consent dated 15 May 2001.

11.	A copy of the Form F-3 registration statement in respect of a public offering of 2,500,000 common shares of the Company which includes the prospectus of the Company, filed on 11 May 2012, as amended by the Amendment No. 1 filed on 5 June 2012, the Amendment No. 2 filed on 13 June 2012, and the Amendment No. 3 filed on 16 August 2012, and the Form F-3 registration statement in respect of a public offering of up to 300,000 common shares of the Company to be filed on or about 26 October 2012 (collectively, the “Registration Statement”), with the U.S. Securities and Exchange Commission.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

26 October 2012

Exhibit 99.1

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TECHNOLOGIES ANNOUNCES PROPOSED SECONDARY OFFERING

Hsinchu, Taiwan, October 25, 2012 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that its shareholders ThaiLin Semiconductor Corp., a subsidiary of ChipMOS (“ThaiLin”), and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) intend to offer ChipMOS common shares in an underwritten public offering. ThaiLin will receive the proceeds from its sale of ChipMOS’ common shares in this offering. ChipMOS will not receive any of the proceeds from the sale of shares by Siliconware Precision. The intended offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Cowen and Company, LLC, and Craig-Hallum Capital Group LLC are acting as joint book-running managers for the intended offering.

ThaiLin and Siliconware Precision intend to offer and sell these securities pursuant to the Company’s registration statement (File No. 333-181367) filed with the Securities and Exchange Commission on May 11, 2012, as amended on June 5, 2012, June 13, 2012, and August 16, 2012, which was declared effective on September 5, 2012. When the terms of the intended offering are determined a prospectus supplement relating to the intended offering will be filed with the Securities and Exchange Commission (SEC), that will form a part of the effective registration statement.

When available, copies of the prospectus supplement and accompanying base prospectus may be obtained from Cowen and Company, LLC c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY,11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140; or from Craig-Hallum Capital Group, via telephone: 612-334-6388 facsimile: 612-334-6348; email: matt.celin@craig-hallum.com; or standard mail at Craig-Hallum Capital Group LLC, 222 South Ninth Street, Suite 350, Minneapolis, MN 55402; and will be available on the SEC’s website located at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of ChipMOS, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offer will be made only by means of a prospectus, including a prospectus supplement, forming part of an effective registration statement.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements:

This news release contains forward-looking statements. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal”, “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s ability to satisfy the closing conditions required for the consummation of the intended offering and other risks detailed in the registration statement covering the intended offering and in the Company’s filings with the Securities and Exchange Commission, including “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, and subsequent Reports on Form 6-K. These reports can be accessed on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this news release and undue reliance should not be placed on them. All forward-looking statements are qualified in their entirety by this cautionary statement. Except where required by law, the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this news release.

Exhibit 99.2

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TECHNOLOGIES ANNOUNCES PRICING OF SECONDARY OFFERING

Hsinchu, Taiwan, October 26, 2012 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS) today announced the pricing of an underwritten public offering of 2,500,000 of its common shares at a price of US$10.10 per share. 1,700,000 common shares are being offered by Company shareholder ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary of ChipMOS, and 800,000 common shares are being offered by Company shareholder Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”). In addition, the underwriters have an option to purchase up to an additional 300,000 shares from ThaiLin. ThaiLin will receive the proceeds from its sale of ChipMOS’ common shares in this offering. ChipMOS will not receive any of the proceeds from the sale of shares by Siliconware Precision. The offering is expected to close on or about October 31, 2012, subject to satisfaction of customary closing conditions.

Cowen and Company, LLC and Craig-Hallum Capital Group LLC are acting as joint book-running managers for the offering.

A prospectus supplement relating to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. Copies of the prospectus supplement and accompanying base prospectus may be obtained, when available, from Cowen and Company, LLC c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140; or from Craig-Hallum Capital Group LLC, via telephone: 612-334-6388; facsimile: 612-334-6348; email: matt.celin@craig-hallum.com; or standard mail at Craig-Hallum Capital Group LLC, 222 South Ninth Street, Suite 350, Minneapolis, MN 55402.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of ChipMOS, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offer will be made only by means of a prospectus, including a prospectus supplement, forming part of an effective registration statement.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements:

This news release contains forward-looking statements. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal”, “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s ability to satisfy the closing conditions required for the consummation of the offering and other risks detailed in the registration statement covering the offering and in the Company’s filings with the Securities and Exchange Commission, including “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, and subsequent Reports on Form 6-K. These reports can be accessed on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this news release and undue reliance should not be placed on them. All forward-looking statements are qualified in their entirety by this cautionary statement. Except where required by law, the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this news release.